GELESIS

Makers of Plenity®

Forward Looking Statements

Certain statements, estimates, targets and projections in this presentation may constitute "forward-looking statements" within the meaning of the federal securities laws. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, statements regarding Gelesis' or its management team's expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to Gelesis' expected operating and financial performance and market opportunities as well as Plenity's effectiveness and marketability. In addition, any statements that refer to guidance, projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gelesis assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Gelesis gives no assurance that any expectations set forth in this presentation will be achieved. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, but are not limited to: (i) the ability of Gelesis to raise financing, if and when needed; (ii) the ability of Gelesis to continue as a going concern; (iii) Gelesis' ability to achieve and maintain widespread market acceptance of Plenity; (iv) the impact of current and future applicable laws and regulations and Gelesis' ability to comply with such laws and regulations; (v) Gelesis' ability to produce adequate supply of Plenity, including Gelesis' ability to continue to invest in manufacturing capacity and to build additional manufacturing sites; (vi) the development of the telehealth market and regulations related to remote healthcare; (vii) global economic, political and social conditions and uncertainties in the markets that Gelesis serves, including risks and uncertainties caused by any natural or man-made disasters; (viii) Gelesis' ability to enter into strategic collaborations, to acquire businesses or products or form strategic alliances and to realize the benefits of such collaborations, acquisitions and alliances; (ix) the level of demand, and willingness of potential members to pay out-of-pocket for, Plenity; (x) the ability of Gelesis to enforce its intellectual property rights and proprietary technology ; (xi) the risk that a third-party's activities, including with respect to third parties that Gelesis has granted outlicenses to or granted limited exclusive or non-exclusive commercial rights, may overlap or interfere with the commercialization of Plenity; (xii) Gelesis' ability to successfully develop and expand its operations and manufacturing and to effectively manage such growth; (xiii) Gelesis' business partners' ability to successfully launch and commercialize Plenity in certain key markets; (xiv) risk relating to the loss of Gelesis' suppliers or distributors, or their inability to provide adequate supply of materials or distribution; (xv) the risk that Gelesis' business partners may experience significant disruptions in their operations; (xvi) Gelesis' ability to retain its senior executive officers and to attract and keep senior management and key scientific and commercial personnel; (xvii) Gelesis' ability to identify and discover additional product candidates and to obtain and maintain regulatory approval for such candidates; (xviii) risks related to potential product liability exposure for Plenity or other future product candidates; (xix) risks related to adverse publicity in the weight management industry, changes in the perception of Gelesis' brands, and the impact of negative information or inaccurate information about Gelesis on social media; (xx) Gelesis' ability to enhance its brand recognition, increase distribution of Plenity and generate product sales and reduce operating losses going forward; (xxi) the impact of risks associated with economic, financial, political, environmental and social matters and conditions on Gelesis' supply chain, its manufacturing operations and other aspects of its business; (xxii) Gelesis' ability to accurately forecast revenue and appropriately monitor its associated expenses in the future; (xxiii) Gelesis' ability to compete against other weight management and wellness industry participants or other more effective or more favorably perceived weight management methods, including pharmaceuticals, devices and surgical procedures; (xxiv) foreign currency fluctuations and inflation; (xxv) the risk that Gelesis fails to maintain adequate operational and financial resources or to raise additional capital or generate sufficient cash flows; (xxvi) Gelesis' ability to successfully protect against security breaches and other disruptions to its information technology structure; and (xxvii) Gelesis's ability to complete the proposed merger transaction with PureTech, which may be affected by various risks and uncertainties including, but not limited to: (i) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger; (ii) the failure to satisfy any of the conditions to the completion of the proposed merger, including the failure to obtain company stockholder approval; (iii) potential delays in consummating the merger; (iv) the effect of the announcement of the proposed merger on the ability of the Company to retain and hire key personnel and maintain relationships with its key business partners and customers, and others with whom it does business, or on its operating results and businesses generally; (iv) the ability of the Company to timely and successfully achieve the anticipated benefits of the proposed transaction; (v) response of the Company's competitors to the proposed merger; (vi) risks associated with the disruption of management's attention from ongoing business operations due to the proposed merger; (vii) the ability to meet expectations regarding the timing and completion of the proposed merger; (viii) significant costs associated with the proposed merger; (ix) potential litigation relating to the proposed merger; (x) restrictions during the pendency of the proposed merger that may impact the Company's ability to pursue certain business opportunities; (xi) the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the proposed merger; and (xii) the timing and result of the United States Food and Drug Administration's review of the Company's submission of K230133/S001. Various risks and uncertainties (some of which are beyond Gelesis' control) or other factors could cause actual future results, performance or events to differ materially from those described herein. For a description of such other factors, please see the section entitled "Risk Factors" in Gelesis' most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and in other filings that Gelesis makes with the SEC. These filings address important risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements.

This presentation also contains information using industry publications that generally state that the information contained therein has been obtained from sources believed to be reliable, but such information may not be accurate or complete. While we are not aware of any misstatements regarding the information from these industry publications, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied on therein.

GELESIS

The Gelesis Opportunity

Proven commercialized and promotionally responsive brand

Potential near-term catalysts:

 Transition to OTC with improved customer acquisition efficiency and 2-3X larger target market

 Geographic partnership potential (already approved in EU as OTC)

 Food products & nutritional supplement under development

Explosive growth in weight loss, but GLP-1 category still has major gaps Plenity can uniquely fill: affordability, tolerability, and rebound effect

GELESIS

Changing the Lives of Millions of People Struggling with Excess Weight



 **Plenity is our FDA-cleared weight management product**

 **Since we launched Plenity Rx, we have helped over 200,000 people and generated $42M of revenue***

 **We now plan to multiply our impact with a potential OTC / non-Rx launch**

*Cumulative product revenue, net, from Plenity first being made commercially available through December 31, 2022

GELESIS

Majority of Americans Want to Lose <40 Pounds[1]
Most of Them Don't Want / Qualify for & Can't Afford Rx Drugs

US Population[2]



- 33M — BMI 25-27
- 47M — BMI 27-30
- 50M — BMI 30-35
- 23M — BMI 35-40
- 19M — BMI >40

Hope to lose 10-40 pounds

Plenity® Label Covers >150M Americans
of which 61million interested in losing 10+ pounds

~$75B[3] opportunity in weight loss and weight management



Diet & exercise
don't work
for the majority of people

1. Based on Qualtrics survey assessing consumer weight loss goals for people with a BMI between 25-40
2. Based on 2013-2014 cycle of NHANES data
3. MarketResearch.com: "U.S. Weight Loss Market Shrinks by 25% in 2020 with Pandemic, but Rebounds in 2021" by John LaRosa, on March 10, 2022

GELESIS

New Therapies Have Ignited the Category, but They Have Limitations

GLP-1 Limitations

Plenity

Access & Affordability:

"can cost $1,400 a month..."
"we'd bankrupt the health system."

AXIOS

- **Affordable** & easily **accessible** as OTC
- Could eventually be a step through therapy for GLP1s

Safety & Tolerability:

"There are worse things than being fat...
[like] wanting to barf all the time."

NEW YORK

- **Widest label** of any Rx therapy
- **Unparalleled safety** profile in 200,000 patients

Chronic Use / Rebound:

"Patients don't want to be on an injectable forever..."

"I was insatiable…hungry all the time. It shocked me how fast it happened."

The New York Times

- **Orally administered**, with no limits on duration of treatment
- Potential upside as an **"off ramp"** for patients cycling off GLP-1s

GELESIS

To Impact Millions Who are Waiting, the Ideal Weight Loss Product Should Be



1. Safe & Easy



2. Effective & Proven



3. Affordable & Accessible

To date, other weight loss products or services have fallen short



GELESIS

Meet Plenity: FDA Cleared, Clinically Proven & Well Tolerated
Designed to make you Feel Fuller, Eat Less, and Lose Weight



1. Safety & Ease

Safety: Unprecedented safety profile as demonstrated in our clinical trials and our real-world data

Ease: Three pills, twice daily



2. Effective & Proven

Effectiveness: 6 out of 10 people in our FDA clinical trials lost an average of 22 lbs and 3.5 inches in only 24 weeks

Proven: Strong sales growth with high consumer satisfaction



3. Affordable & Accessible

Affordable: Costs $1.75 per dose and can be purchased easily online

Accessible: With broad online distribution **without an Rx** (coming soon[1])



1. Pending FDA approval

GELESIS

Safety & Ease

Plenity Breakthrough Technology is the Only Superabsorbent Hydrogel Made Entirely from Naturally Derived Building Blocks







Plenity







Cucumber

Within minutes, the capsules dissolve and form a large volume of small non-aggregating gel pieces, with composition & firmness similar to ingested raw vegetables

Plenity creates a similar effect to eating ½ pound of cucumber before meals, simply by taking a few capsules

GELESIS

Gelesis Patents



9
Patent Families

Gelesis products are protected by 9 families of patents and patent applications with more than 100 individual issued patents in major markets around the world, covering composition of matter, methods of use, and methods of production for product candidates and the platform technology, including **Plenity** (GS100), GS200, GS300, and GS500

Plenity protection through 2028-2035 with issued and pending patents (in US and ex-US) broadly covering compositions of matter, methods of use and methods of production, with potential for extensions

Composition
Patents covering Plenity (GS100) and GS200 composition of matter have been granted in US, Europe, China, Japan, Russia, Australia, and Canada (and are pending in additional territories)

Methods of Use
Uses of Gelesis hydrogels for treating obesity and reducing caloric intake are currently protected by three issued patents in the U.S. and corresponding patents have also been granted or allowed in Europe, Canada, China, Japan, Russia, Australia and Mexico

Provisional Applications
One U.S. provisional application is also pending, which is directed to methods of treating GI-related metabolic diseases

GELESIS

Safety & Ease: Feel Fuller Throughout the Day with Less Food

Not Absorbed, Not Habit Forming, Induces Satiety and Weight Loss by Increasing the Volume and Firmness of the Ingested Meals without any Additional Calories



Capsules taken with water before a meal

1



Create small gel pieces that fill ~1/4 of the stomach

2



Gel pieces mixed with the meal increase its volume & reduce its caloric density[1]

3



Increasing the volume and firmness of food also in the small intestine

4



Not absorbed & eliminated through the natural digestive process

5

1. The number of calories in a given mass of food
Source: Rolls, B. J. The relationship between dietary energy density and energy intake. *Physiol. Behav.* **97**, 609–615. https:// doi. org/ 10.1016/j. physb eh. 2009. 03. 011 (2009)

GELESIS

Effective & Proven
Robust Efficacy and Safety in Clinical Trials and the Real World

Responders

Adults **achieving 5% or greater** weight loss in only 24 weeks



6 out of **10**

These responders lost on average 10% of their weight (22 lbs) and ~3.5 inches from their waist

Plenity doubled the odds of achieving 5% or greater weight loss compared with placebo

Super Responders

Adults **achieving 10% or greater** weight loss in only 24 weeks



26% were "super-responders" to Plenity, **losing on average 14% of their weight (30 lbs)**

Safety / Side Effects / Tolerability

Plenity had a side effect profile equal to placebo, and no serious adverse events

Source: Greenway, F. et. al, A Randomized, Double-Blind, Placebo-Controlled Study of Gelesis100: A Novel Nonsystemic Oral Hydrogel for Weight Loss. *Obesity* (2018) 0, 1-12. doi:10.1002/oby.22347.

GELESIS

Effective & Proven
Strong Sales Growth from Consumer Awareness Marketing

What We Have Proven


Ability to obtain customers
Over 200k new customers since launch


Product message resonates in market
Over 200% revenue growth in 1H-22 vs. 1H-21 shows immediate and robust response to media campaign


Product performance
Unprecedented safety profile consistent with clinical results; demonstrated improved retention metrics

Cumulative Members



1. Gelesis conducted broad media campaign during the first and second quarters of 2022; following initial success, Gelesis significantly reduced expenses related to sales & marketing to preserve liquidity
2. Gelesis marketed Plenity and acquired new customers through search & social media (e.g. Google, Facebook) channels

GELESIS

Effective & Proven, with High Consumer Satisfaction



Plenity weight loss support
Ste... 3h ·

Good morning all! I started Plenity on July 25 and have officially lost 2.8lbs! I had already lost 25lbs using ozempic till it was no longer covered by my insurance and now I have overcome the scary transition of stopping ozempic and switching to Plenity. My weight loss journey has not skipped a beat! I consider using Plenity to be the phase 2 of my journey and already off to a great start! One of the biggest motivators that has helped me so far is maintaining a positive attitude about weight loss. Telling myself I can do it (even when I was unsure). Only saying positive things about myself. It is true that you can do anything you believe and positive talk truly changes how you think and feel. We can all do this!

You and 9 others   2 comments

Plenity weight loss support
Li...

Hi! I just started Plenity last week on the 19th I was taking Ozempic, but then my insurance stop covering it:(I've lost 35 pounds (was 191 and currently 155)so far from using Ozempic but I keep seeing mixed reviews on Plenity. I'm getting nervous that I won't lose any more 😅 does anyone have any tips?

4 comments

👍 Like   💬 Comment   ➤ Send

👍 2

Top comments ⌄

Z...
I switched when the Ozempic supply started drying up.
As for tips, here you go:

*after drinking your water & taking your pills, start your meal with a cup of vegetable soup & an apple. I got this tip from my RD. Her recipe

s...
Ze... Thank you for these fantastic tips! I am going to try this. I had no idea that walnuts slowed down stomach emptying. Did you lose the 38lbs after you switched from Ozempic to Plenity or is that including while you were taking Ozempic? I am also switching from Ozempic to Plenity for the same reasons.
2w   Like   Reply

Stefanie Hedden Yes. The 48 lbs was all Plenity & meal prep. Ozempic didn't really work for me.
1w   Like   Reply   1 👍

Ze... wow that is amazing and very motivating to hear! I just started taking Plenity 2 days ago and I am so impressed with how quickly I feel full once I start eating. I truly feel this will help me change my relationship with food and help me reach my goal weight and maintain it.

★★★★★ ✓ Invited   5 days ago

A new lease on losing weight

I'm 59 years old and have had weight problems for the last 25 years. I began Plenity 2 months ago I've lost over 20lbs and have not had the feeling of hunger at all. I have felt better, eaten better and moved my body more than ever. Thank you Plenity

Date of experience: November 09, 2022

★★★★★ ✓ Invited   Oct 20, 2022

Really Works

This product did exactly what it proposed. I was doing another diet program, but I found that I was always hungry and not exercising like I wanted to do. This product took away that hungry feeling, I ate less, and I had more energy.

Date of experience: October 19, 2022

Check out our 117 reviews
★★★★☆
★ Trustpilot

GELESIS

Affordable & Accessible
Plenity OTC Advantages over Rx

 **2X Larger Addressable Market**

26M targeted population for Rx vs. 61M for OTC[1]

 **Anticipated Significant Reduction in CAC**

Single digit purchase rate[2] as Rx vs 30% for e-commerce benchmark (anticipated)[3]

 **New, Broader Distribution Partner Opportunities**

Limited to only Rx channels vs. multiple as OTC, such as online retailers (e.g. Amazon) and brick & mortar, as well as broader partnership opportunities

 **Lower Commercial Infrastructure Costs & HCP Marketing Telehealth Costs**

Eliminating Gelesis healthcare provider sales force costs and saving consumer cost of physician visit

1. Based on potential utilization of Plenity earlier in weight loss journey prior to spending money in category
2. Consumer who started an online visit then purchased Plenity
3. This value is an average calculated based on 41 different studies containing statistics on e-commerce shopping cart abandonment . (source: Baymard Institute)

GELESIS

Plenity OTC: Why Now?



Accumulated safety record with over 200,000 people. Unprecedented real-world safety and tolerability consistent with the clinical studies



Customers want easy access: ~98% drop off from Rx website[1]. Many also prefer the privacy and control of their weight loss journey



Growing interest in category with new products not addressing majority of Americans



Michael "Mike" Albert, MD
@MichaelAlbertMD

Plenity is currently available only by Rx, but I believe it has the ability to be a billion dollar product as an OTC wt loss aid. There is nothing that compares in safety & efficacy available OTC. At the right price pt, it's a multi-billion $ product (think PPIs as a comparable).

10:24 PM · 6/21/22 · Twitter for iPhone

Anticipated approval of OTC Q1 2024

1. Percentage of people who visit website who ultimately don't purchase product via myplenity.com

GELESIS

OTC Makes the Purchase Process Simpler and Easier
Only 3 Steps Without Need for Medical Data or Photos...

Rx steps required by consumer:
20+ min process

1 Starts online visit	**5** Provides credit card info
2 Begins questionnaire	**6** Dr follow-up with clarifying questions
3 Uploads photo	**7** Dr assesses fit for product
4 Provides ID	**8** Credit is charged and Plenity sent to member

Low Percentage Purchase Rate for Online Visit

OTC steps required by consumer:
~1 min process

1 Clicks "buy Plenity"

2 Adds product to cart

3 Provides credit card info & Plenity sent to member

Anticipated 30% Purchase Rate

Based on Benchmarks[1]

Could Improve Purchase Process Efficiency up to 3-5X

1. This value is an average calculated based on 41 different studies containing statistics on e-commerce shopping cart abandonment . (source: Baymard Institute)

GELESIS

New Distribution Opportunities as OTC Drive Broader Access
Current Distribution Limited to Telehealth & Traditional Prescribing



E-commerce

- Myplenity.com
- Telehealth (non-Rx)
- Large online retailers: e.g. Amazon





Partnerships / Non-traditional

- **Health and Wellness Outlets:** e.g. Equinox, Lifetime, Barry's Bootcamp, Medspas
- **Weight Management Companies:** e.g. Jenny Craig, Nutrisystem, Noom
- **Healthcare Professionals:** Physicians, registered dietitians





Brick & Mortar

- Retail pharmacies
- Major Retailers: e.g., Target & Walmart, GNC, Vitamin Shoppe



GELESIS

Strategic Focus Over Next 12 Months
By Switching to OTC, Gelesis Aims to Make Plenity a Blockbuster Over Time



Access: Transformational change in go-to-market strategy driving efficient growth

- Remove Rx hurdle to lower barriers to usage
- Partner with top e-commerce platforms and wellness companies for OTC distribution / expand network
- Turn myplenity.com into a DTC commerce site



Profitability: Improve margins while driving towards profitability within 2 years of OTC launch

- Keep consumer pricing affordable
- Remove costs of Rx & improve CAC by increasing conversion
- Further improve COGS and packaging efficiencies



Reach: Continue to expand global footprint in other geographies

- Starting in Asia, followed by other key markets with geographic partnerships as a source of increased revenues and additional non-dilutive funding

1. Anticipated milestones are subject to timing of FDA review and other factors beyond Company's control.

GELESIS

Plenity Regulatory Approvals
Commercial-Stage Status Across the Globe



United States

FDA-Cleared Rx product, with submission already underway to transition to Over the Counter (OTC)/non-Rx[1]



European Union

CE Mark for OTC/non-Rx product in the European Economic Area



China

In process of obtaining Chinese regulatory approval with commercial partner



Majority of countries around the world reference US/EU approvals

1. Pending FDA approval

Future Dosage Forms Could be Administered in Multiple Forms:



In capsules (gelatin or vegetarian) or sachets

As a single ingredient or in combination with other supplements



In dry foods such as food bars

Coating the GS200 particles with a moisture barrier prevents hydration in the mouth and delays the hydration until the food is in the stomach



In wet foods such as instant oatmeal

GS200 is hydrated during the preparation to create much larger volume without any additional calories

GELESIS

Future Dosage Forms: Food Bar Prototype



Food bars enhanced by GS200 have the same taste and texture, yet will create up to 5X more volume in the stomach without adding any calories

The 40g bar prototype in the photos has 2g of GS200. In the stomach it will create similar volume, firmness and composition, as ½ pound of ingested cucumbers

1



Ordinary bar GS200 bar

solids

2



Ordinary bar GS200 bar

solids

solids

00:52.37

3



solids

solids

GELESIS

Why Invest in Gelesis Now?

Proven commercialized asset with $42M of revenue since launch, >200k customers & 4-star reviews, 6 out of 10 have average weight loss of 10% body weight in <u>just 6 months</u>, strong patent portfolio, manufacturing & scale-up complete

Potential catalysts include:

-**Transition to OTC** with 2.5x larger market & **3-5x improved customer acquisition efficiency** (already approved as OTC in Europe)

-Geographic partnership potential (China partnership brought $35M in upfront & equity)

-Additional upside: **separate partnerable food product & nutritional supplement** being readied for market with no need for additional studies or regulatory work

Explosive growth in weight loss, but GLP-1 category still has major gaps Plenity can uniquely fill: affordability, tolerability, and rebound effect

GELESIS

Broad Network of Top Clinical Advisors

Past & Present Collaborators



Louis J. Aronne, M.D., FACP

- Sanford I. Weill Professor of Metabolic Research at Weill-Cornell Medical College where he directs the Comprehensive Weight Control Center
- Associate Professor of Clinical Medicine appointment at Columbia University



Lee M. Kaplan, M.D., Ph.D.

- Director of the Obesity, Metabolism & Nutrition Institute, founding director of the Weight Center at the Massachusetts General Hospital, and Associate Professor of Medicine at Harvard Medical School



Arne Astrup, M.D.

- Head of Department of Nutrition, Exercise and Sports at University of Copenhagen; Former President of the International Association for the Study of Obesity.



Caroline Apovian, M.D.

- Professor of Medicine and Pediatrics at Boston University School of Medicine and Director of the Center for Nutrition and Weight Management at Boston Medical Center.



James Hill, Ph.D.

- Professor of Medicine & Pediatrics, University of Colorado
- Past President of The Obesity Society (TOS)
- Director of the Colorado Nutrition Obesity Research Center.

Published & presented work with Gelesis:









OBESITY SOCIETY *Research. Education. Action.*

obesity week

ECO-ICO 2020 1-4 September 2020 Dublin, Ireland

AACE American Association of Clinical Endocrinology

GELESIS